[redacted] MAR 14 2008

Washington, DC

SECU 08029500 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00628

2428

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Fifth Third Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38 Fountain Square Plaza
(No. and Street)

Cincinnati (City) — Ohio (State) — 45263 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian T. Parker — 513-534-8468 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

250 East Fifth Street (Address) — Cincinnati (City) — Ohio (State) — 45202 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

We, Howard Hammond and Brian T. Parker, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Fifth Third Securities, Inc. for the year ended December 31, 2007, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

President

Financial & Operations Principal

Subscribed and sworn to before me
this 11th day of March, 2008

Notary Public

NOTARIAL SEAL STATE OF OHIO

RICHARD WELLINGTON HOLMES, JR
Attorney at Law
Notary Public, State of Ohio
My Commission Has No Expiration
Section 147.03 R.C

This report contains (check all applicable boxes):

(x)	Independent Auditors' Report
(x) (a)	Facing Page
(x) (b)	Statement of Financial Condition
(x) (c)	Statement of Operations
(x) (d)	Statement of Cash Flows
(x) (e)	Statement of Changes in Shareholder's Equity
(x) (f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x)	Notes to Financial Statements
(x) (g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x) (h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
(x) (i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
( ) (j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 [not applicable]
( ) (k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation [not applicable]
(x) (l)	An Oath or Affirmation
( ) (m)	Copy of the SIPC Supplemental Report [not required]
(x) (n)	A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control)

FIFTH THIRD SECURITIES, INC.
(A Wholly-Owned Subsidiary of Fifth Third Bank)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

Assets	
Cash segregated for the exclusive benefit of customers	$ 15,743,077
Receivable from clearing broker	47,495,666
Receivable from Parent Company	2,284,468
Other receivables	4,461,228
Securities owned - at market value	169,560,248
Property and equipment - net of $2,344,671 accumulated depreciation	1,209,616
Goodwill	47,390,353
Intangible assets	561,000
Deferred income taxes	4,186,710
Other assets	2,921,695
Total Assets	$295,814,061
Liabilities and Shareholder's Equity	
Accounts payable	$ 928,839
Payable to clearing broker	56,363,654
Other liabilities	19,085,429
Note payable to Parent Company	54,788,728
Securities sold - not yet purchased	35,345,225
Subordinated liabilities	460,000
Total Liabilities	166,971,875
Shareholder's Equity	
Capital stock, $100 par value — authorized 17,375 shares, issued and outstanding 7,619 shares	761,900
Additional paid-in capital	132,572,055
Accumulated deficit	(4,491,769)
Total Shareholder's equity	128,842,186
Total Liabilities and Shareholder's Equity	$295,814,061

See Notes to Financial Statements.

END